As Filed with the Securities and Exchange Commission on August 14, 2009.                                   Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

For American Depositary Shares
of

CARLOS CASADO S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286
(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon
ADR Division
One Wall Street, 29th Floor
New York, New York 10286
(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing 10 common shares with one vote each, par value AR$ 1.00 each, of Carlos Casado S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$139.50

(1)          For the purpose of this table only the term “unit” is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item – 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles number 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3.	Fees and Charges		Articles number 7 and 8

Item – 2. Available Information

Information published by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item – 3. Exhibits

a.                                       Form of Deposit Agreement dated as of                         , 2009, among Carlos Casado S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

d.                                      Opinion of Clifford Chance US LLP, counsel for the Depositary, as to legality of the securities to be registered.

Item – 4. Undertakings

(a)                                  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)                                 If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 14, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares, each American Depositary Share representing 10 common shares with one vote each, par value AR$ 1.00 each, of Carlos Casado S.A.

By:	The Bank of New York Mellon,
As Depositary

By:	/s/ Joanne F. Di Giovanni
Name: Joanne F. Di Giovanni
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Carlos Casado S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Buenos Aires, Argentina on August 14, 2009.

CARLOS CASADO S.A.

By:	/s/ Diego Leon
Name:	Diego Leon
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 14, 2009.

Name	Title

/s/ Jacinto Rey Gonzalez	Principal Executive Officer
Jacinto Rey Gonzalez	Director

/s/ Diego Leon	Principal Financial Officer
Diego Leon	Director

/s/ Roberto Alvarez	Principal Accounting Officer
Roberto Alvarez	Director

/s/ Eduardo Vidal	Authorized U.S. Representative
Eduardo Vidal

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)

Form of Deposit Agreement dated as of                     , 2009, among Carlos Casado S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to legality of the securities to be registered.